ENCANA CORPORATION
Report Pursuant to Section 189.1.3
of the
Securities Regulation (Québec)
1.	Name and Address of Offeree Corporation

EnCana Corporation (the “Corporation”) 1800 Bankers Hall East 855 — 2nd Street S.W. Calgary, Alberta T2P 2S5

2.	Name and Address of Offeror

Same as above.

3.	Designation of Securities Subject to the Bid

The Corporation has filed notice with the Toronto Stock Exchange (the “Exchange”) relating to the repurchase by the Corporation of certain of its outstanding Common Shares pursuant to a normal course issuer bid to be undertaken pursuant to the rules of the Exchange.

4.	Date of the Bid

The Corporation is eligible to commence purchases of its outstanding Common Shares under the normal course issuer bid on October 31, 2005 pursuant to the Notice of Intention to Make a Normal Course Issuer Bid filed by the Corporation with the Exchange on October 25, 2005 (the “Notice”).

5.	Maximum Number of Securities of the Class Subject to the Bid Which Are Sought By the Offeror

The Corporation is eligible to acquire up to 85,603,640 Common Shares during the 12 month period commencing October 31, 2005 and ending on October 30, 2006.

6.	Value of Consideration Offered for Security

The closing price of the Common Shares on the Exchange on October 24, 2005 (being the trading day prior to the date of the filing of this report) was $59.71.

7.	Fee Payable In Respect of the Bid

$217,234.22

8.	Exemption Relied Upon

The Corporation is relying on the exemption set forth in Section 120 of the Securities Act (Quebec).

DATED at Calgary, Alberta this 25th day of October, 2005.

ENCANA CORPORATION
Per:	“Kerry D. Dyte”
	Name:	Kerry D. Dyte
	Title:	Corporate Secretary